Elemental Royalty Corporation
Condensed Consolidated Interim Financial Statements
(Unaudited)

September 30, 2026

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Financial Position

	As at September 30,	As at December 31,
	2026	2025
		Restated (Note 2)

Assets

Cash and cash equivalents (Note 4)	$22,977	$53,143
Trade receivables and other assets (Note 5)	28,335	25,154
Investments (Note 6)	38,936	16,115
Total current assets	90,248	94,412

Trade receivables and other assets (Note 5)	2,091	2,043
Investment in associate	988	1,000
Royalty interests (Note 7)	999,688	807,676
Property and equipment	2,483	2,610
Total non-current assets	1,005,250	813,329

Total Assets	$1,095,498	$907,741

Liabilities

Accounts payable and accrued liabilities (Note 8)	$16,098	$6,664
Warrant liability (Note 9)	9,351	7,684
Total current liabilities	25,449	14,348

Borrowings (Note 10)	28,090	-
Deferred income tax liability	113,715	112,978
Total non-current liabilities	141,805	112,978

Total Liabilities	167,254	127,326

Shareholders' Equity

Share capital (Note 11)	925,560	787,682
Contributed surplus	25,317	17,481
Accumulated other comprehensive income ("AOCI")	1,198	1,503
Deficit	(23,831)	(26,251)
Total Shareholders' Equity	928,244	780,415

Total Liabilities and Shareholders' Equity	$1,095,498	$907,741
Event subsequent to the reporting date (Note 19)

Approved on behalf of the Board of Directors on November 9, 2026

Signed:	"Frederick Bell"	CEO & Director	Signed:	"Sunny Lowe"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Income and Comprehensive Income

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Revenue (Note 12)	$20,813	$6,863	$68,923	$27,596
Depletion of royalty interests (Note 7)	(6,645)	(2,449)	(23,401)	(11,452)
Gross profit	14,168	4,414	45,522	16,144

General and administrative expenses (Note 13)[1]	(5,965)	(2,782)	(17,154)	(6,625)
Royalty generation expenses, net (Note 14)	(1,408)	-	(3,925)	-
Share-based compensation expense (Notes 8 and 11)	(1,201)	(678)	(4,970)	(1,991)
Share of profit (loss) from associate	(2)	542	(12)	1,594
Loss on disposals	(92)	(77)	(335)	(1,884)
Impairment charges	-	-	(677)	-
Other income	2,802	-	2,802	-
Profit from operations	8,302	1,419	21,251	7,238

Other income and expenses
Interest income	482	239	1,139	344
Interest and finance expenses	(320)	(103)	(880)	(338)
(Loss) gain on revaluation of financial instruments (Notes 6 and 9)	(2,187)	6	(3,655)	(20)
Foreign exchange gain (loss)	203	(45)	193	95
Other income	-	172	-	328

Income before income taxes	6,480	1,688	18,048	7,647

Deferred tax recovery (expense)	518	-	(320)	-
Current tax expense	(3,245)	(315)	(9,294)	(2,666)
Total net income	3,753	1,373	8,434	4,981

Other comprehensive income
Gain (loss) on revaluation of digital currency (Note 6)	67	-	(361)	-
Foreign currency translation adjustment	46	5	56	(31)
Other comprehensive income (loss)	113	5	(305)	(31)
Total comprehensive income	$3,866	$1,378	$8,129	$4,950

Earnings per share
Basic earnings per share (Note 16)	$0.06	$0.06	$0.13	$0.20
Diluted earnings per share (Note 16)	$0.06	$0.06	$0.13	$0.20

Weighted average number of common shares outstanding - basic (Note 16)	65,740,177	24,608,197	64,731,496	24,671,031
Weighted average number of common shares outstanding - diluted (Note 16)	67,428,398	24,608,197	66,422,557	24,671,031

1 Certain comparative figures have been reclassified to general and administrative expenses to conform to current period presentation as illustrated in Note 13.
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Cash flows from operating activities
Income for the period	$3,753	$1,373	$8,434	$4,981
Adjustments for:
Depletion and depreciation	6,711	2,449	23,598	11,452
Share-based compensation expense (Note 8 and 11)	1,201	678	4,970	1,991
Loss (gain) on revaluation of financial instruments	2,187	(6)	3,655	20
Interest and finance expenses	320	103	880	338
Shares received from property agreements	(3,027)	-	(3,141)	-
Tax expense	2,727	315	9,614	2,666
Other	(719)	(682)	(329)	(393)
Changes in non-cash working capital items:
Accounts receivable	3,307	1,258	1,484	2,275
Accounts payable and accrued liabilities	(45)	(982)	3,384	(1,898)
Total cash provided by operating activities before taxes	16,415	4,506	52,549	21,432

Taxes paid	(3,224)	(492)	(9,332)	(1,824)
Total cash provided by operating activities	13,191	4,014	43,217	19,608

Cash flows from investing activities
Acquisition of royalty interests (Note 7)	(5,295)	(19,195)	(12,477)	(19,195)
Distributions from SLM California	-	1,016	-	3,126
Proceeds from royalty buy-back	-	1,913	-	1,913
Proceeds from the sale of investments (Note 6)	346	5	1,378	5,223
Acquisition of Vizsla Royalties Corp. (Note 3)	(63,505)	-	(63,505)	-
Purchase of marketable securities (Note 6)	(19,996)	-	(20,457)	-
Purchase of Tether Gold cryptocurrency tokens (Note 6)	-	-	(1,000)	-
Other	(4,188)	-	(4,655)	-
Total cash used in investing activities	(92,638)	(16,261)	(100,716)	(8,933)

Cash flows from financing activities
Interest received	455	239	1,066	344
Interest paid	(190)	(70)	(373)	(241)
Drawdown of credit facility	30,000	-	30,000	-
Loan repayments (Note 10)	-	-	-	(3,000)
Deferred financing costs (Note 10)	(366)	-	(1,974)	-
Proceeds from exercise of options (Note 11)	503	2,209	4,799	2,209
Dividends paid	(1,929)	-	(3,856)	-
Repurchase and cancellation of common shares (Note 11)	(279)	-	(2,272)	-
Finance lease payments	(31)	-	(92)	-
Total cash provided by (used in) financing activities	28,163	2,378	27,298	(688)

Effect of exchange rate changes on cash and cash equivalents	40	(45)	35	95

Change in cash and cash equivalents	(51,244)	(9,914)	(30,166)	10,082
Cash and cash equivalents, beginning	74,221	24,450	53,143	4,454

Cash and cash equivalents, ending	$22,977	$14,536	$22,977	$14,536
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Interim Statements of Shareholders' Equity

	Number of common shares	Share Capital	Contributed Surplus	AOCI	Deficit	Total

Balance as at December 31, 2025	63,829,995	$787,682	$17,481	$1,503	$(26,251)	$780,415
Exercise of stock options	651,766	9,847	(4,426)	-	-	5,421
Settlement of restricted share units	84,192	742	(1,364)	-	-	(622)
Shares and stock options issued for acquisition of Vizsla Royalties Corp.	8,105,440	129,561	8,963	-	-	138,524
Repurchase and cancellation of common shares	(146,029)	(2,272)	-	-	-	(2,272)
Share-based payments	-	-	4,682	-	-	4,682
Expiry of stock options	-	-	(19)	-	19	-
Dividends declared	-	-	-	-	(6,033)	(6,033)
Net income and comprehensive income (loss) for the period	-	-	-	(305)	8,434	8,129

Balance as at September 30, 2026	72,525,364	$925,560	$25,317	$1,198	$(23,831)	$928,244

	Number of common shares	Share Capital	Contributed Surplus	AOCI	Deficit	Total

Balance as at December 31, 2024	24,576,259	$217,449	$6,535	$1,416	$(29,016)	$196,384
Shares issued for exercise of stock options	190,880	3,043	(834)	-	-	2,209
Share-based payments	-	-	1,991	-	-	1,991
Expiry of stock options	-	-	(923)	-	923	-
Net income and comprehensive income (loss) for the period	-	-	-	(31)	4,981	4,950

Balance as at September 30, 2025	24,767,139	$220,492	$6,769	$1,385	$(23,112)	$205,534

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 1 - Nature of Operations
Elemental Royalty Corporation (the “Company” or “Elemental”) was incorporated under the laws of the Province of British Columbia. The Company is primarily involved in the acquisition and generation of precious and base metal royalties. The Company's head office address is 2650 W Belleview Ave., Littleton, Colorado, USA and the registered office address is Suite 905, 815 West Hastings Street, Vancouver, British Columbia, Canada. The Company’s common shares trade on the Nasdaq Exchange under the trading symbol “ELE” and on the Toronto Stock Exchange ("TSX") under the trading symbol “ELE”.
These condensed consolidated interim financial statements of the Company are presented in thousands of United States Dollars ("US Dollars" or "US$"), unless otherwise noted, which is the functional currency of the parent company. The notation “$” represents US dollars, “C$” represents Canadian dollars, and “A$” represents Australian dollars.

Note 2 - Basis of Presentation
Statement of Compliance
The condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") (the “IFRS Accounting Standards”).
The condensed consolidated interim financial statements were approved by the board and authorized for issue on November 9, 2026.
Summary of Material Accounting Policies
The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2025, except as described below. There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2026.
New Accounting Policies
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments relating to settling financial liabilities using electronic payment systems and assessing contractual cash flow characteristics of financial assets. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The amendments were effective for periods beginning on or after January 1, 2026, and adoption of these amendments did not have a material effect on our condensed consolidated interim financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9.
Deferred Share Units ("DSUs")
Share-based payment arrangements related to deferred share units are measured at fair value. Deferred share units are share-based awards settled in cash and measured at the quoted market price at the grant date and the corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	6

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 2 - Basis of Presentation (continued)
New Accounting Standards Issued But Not Yet Effective
Certain pronouncements have been issued by the IASB or the International Financial Reporting Interpretations Committee ("IFRIC") that are not mandatory for the current period and have not been early adopted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements, aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.
Restatement of Prior Year's Comparatives
During the period ended September 30, 2026, the Company recorded measurement period adjustments related to the acquisition of EMX Royalty Corp. ("EMX") completed on November 13, 2025. Comparative information has been revised retrospectively to reflect these adjustments in accordance with IFRS 3, Business Combinations. Refer to Note 3 for further details.
The effects of the restatement on the individual line items within the Company's consolidated statement of financial position as at December 31, 2025 are as follows:

	As previously reported	Reclassification	Restated
Royalty interests (Note 7)	$808,720	$(1,044)	$807,676
Property and equipment	1,141	1,469	2,610
Deferred income tax liability	112,553	425	112,978
Critical Accounting Estimates and Judgments
These condensed consolidated interim financial statements follow the same critical accounting estimates and judgments as the Company's most recent annual financial statements, except as listed below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2025.
(a) Valuation of investments in securities not quoted in an active market
Where the fair values of investments recorded on the consolidated statements of financial position cannot be derived from quoted prices in active markets, their fair values are determined using a variety of valuation techniques. The inputs to these valuation models are derived from observable market data where possible, but where observable market data is not available, judgment is required in establishing fair value. Changes in estimates and assumptions about these inputs could affect the reported fair value of the financial instruments.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	7

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 2 - Basis of Presentation (continued)
Basis of Consolidation
These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. Material subsidiaries are listed in the following table:

			Ownership Percentage
Name	Place of Incorporation	Functional Currency	2026	2025

Altus Royalties Limited	England & Wales	US Dollar	100%	100%
Altus Strategies Limited	England & Wales	US Dollar	100%	100%
Bullion Monarch Mining, Inc.	United States of America	US Dollar	100%	100%
Canam Royalties Mexico S.A. de C.V.	Mexico	US Dollar	100%	—%
Elemental One Limited	BVI	US Dollar	100%	100%
Elemental Resources Limited	England & Wales	Pound Sterling	100%	100%
Elemental Royalties (Australia) Pty Ltd.	Australia	US Dollar	100%	100%
Elemental Royalties Delaware	United States of America	US Dollar	100%	100%
EMX (USA) Services Corp.	United States of America	US Dollar	100%	100%
EMX Chile SpA	Chile	US Dollar	100%	100%
EMX Royalty Corporation	Canada	US Dollar	100%	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	US Dollar	100%	100%
Minera Tercero SpA	Chile	US Dollar	100%	100%

Note 3 - Acquisitions

Acquisition of EMX Royalty Corp.
On November 13, 2025, the Company closed an arrangement agreement whereby the Company acquired all of the issued and outstanding shares of EMX (the "Transaction"). Pursuant to the terms and conditions of the arrangement agreement between the Company and EMX dated September 4, 2025 (the "Arrangement Agreement"), EMX shareholders received 0.2822 of a common share for each EMX common share held prior to the Transaction, for a total of 31,500,450 common shares issued. In accordance with the Arrangement Agreement, each EMX share option was replaced with a fully vested replacement Elemental share option and each EMX warrant was replaced with a replacement Elemental warrant. The fair value of the replacement options and warrants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Options	Warrants

Risk free interest rate (%)	2.47	2.45
Expected life (years)	2.4	1.4
Expected volatility (%)	44.4	45.3
Dividend yield (%)	-	-
For accounting purposes, the Company determined that the Transaction met the definition of a business combination under IFRS 3, Business Combinations and applied the acquisition method of accounting. The closing date of the Transaction was determined to be November 13, 2025 and Elemental was determined to be the acquiring company. Upon completion of the acquisition of EMX, Elemental and EMX shareholders owned 51% and 49% of the Company, respectively.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	8

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 3 - Acquisitions (continued)
In the Company's consolidated financial statements for the year ended December 31, 2025, the Company determined the fair value of the assets acquired and liabilities assumed in the EMX acquisition based on management's preliminary best estimate of their fair values, taking into account all relevant information available at the time. The Company has not yet finalized the assessment of the estimated fair value of assets acquired and liabilities assumed, which the Company expects to finalize by the one-year anniversary of the acquisition date, at the latest. During the nine months ended September 30, 2026, the Company obtained additional information regarding the facts and circumstances that existed as of the acquisition date relating to certain royalty interests acquired. As a result of this new information, the Company recorded measurement period adjustments to the provisional amounts previously recognized in accordance with IFRS 3, Business Combinations. These adjustments have been recognized retrospectively as of the acquisition date, with comparative information revised accordingly. The table below presents the purchase consideration transferred and the revised provisional fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date, reflecting the measurement period adjustments recognized during the nine months ended September 30, 2026.

Consideration

Number of Elemental shares issued to EMX shareholders	31,500,450
Closing price of an Elemental share on November 12, 2025 (C$)	$20.74
C$/US$ exchange rate on November 12, 2025	1.4005
Fair value of Elemental share consideration	$466,490
Fair value of EMX share options replaced with Elemental share options	10,799
Purchase consideration	$477,289

Assets and Liabilities Acquired

Cash and cash equivalents	$15,941
Trade receivables and other assets	11,338
Investments	9,084
Equity investment in associate (SLM California)	104,405
Royalty interests	489,094
Property and equipment	2,631
Accounts payable and accrued liabilities	(13,335)
Warrant liability	(5,507)
Loan payable	(24,714)
Deferred income tax liability	(111,648)
Total assets acquired, net of liabilities assumed	$477,289
Acquisition of Vizsla Royalties Corp.
On September 14, 2026, the Company completed the acquisition of 100% of the issued and outstanding common shares of Vizsla Royalties Corp. (“Vizsla”) through a court-approved plan of arrangement.
Pursuant to the acquisition, the Company acquired net smelter returns (“NSR”) royalties ranging from 2.0% to 3.5% on Vizsla's Panuco silver-gold project in Mexico. The Panuco royalties are life-of-mine interests with no caps, buyback rights or step-down provisions and cover the project's existing mineral resources.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	9

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 3 - Acquisitions (continued)
Under the terms of the arrangement, the Company paid C$82.0 million in cash and issued 8,105,440 common shares to former shareholders of Vizsla. In addition, outstanding share options of Vizsla were replaced with options exercisable for common shares of the Company.
The fair value of the replacement options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Options

Risk free interest rate (%)	3.33
Expected life (years)	1.0
Expected volatility (%)	64.3
Dividend yield (%)	0.57
The transaction was accounted for as an asset acquisition, as the acquired assets and activities did not meet the definition of a business under IFRS 3, Business Combinations. The common shares issued as consideration were measured by reference to the fair value of the Panuco royalty interests in accordance with IFRS 2, Share-based Payment. The fair value of the royalty interests was determined using a discounted cash flow model incorporating estimates of future production, commodity prices and discount rates. Estimated production was based on current mineral resources and management's expectations regarding future resource conversion and exploration potential, while commodity price assumptions were determined with reference to long-term consensus forecasts. The total acquisition cost, including directly attributable transaction costs, was allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values.
The allocation of the purchase consideration is summarized below:

Consideration

Elemental share consideration	$129,561
Cash consideration	58,881
Acquisition and closing costs incurred	2,114
Fair value of Vizsla share options replaced with Elemental share options	8,963
Purchase consideration	$199,519

Assets and Liabilities Acquired

Cash	$1,419
Trade receivables and other assets	406
Royalty interests	204,240
Accounts payable and accrued liabilities	(6,546)
Total assets acquired, net of liabilities assumed	$199,519

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	10

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 4 - Cash and Cash Equivalents
At September 30, 2026, and December 31, 2025, the Company had the following cash and cash equivalents:

	September 30,	December 31,
	2026	2025

Cash	$20,939	$52,684
Demand deposits	2,038	459
Total cash and cash equivalents	$22,977	$53,143
The Company had demand deposits held by wholly-owned subsidiaries of the Company, the full amount of which is available for use and credit to the Company's exploration venture partners in the United States of America and Eastern Europe pursuant to expenditure requirements for ongoing property agreements.

Note 5 - Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred milestone payments, refundable taxes from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.
As at September 30, 2026, and December 31, 2025, trade receivables and other assets were as follows:

	September 30,	December 31,
	2026	2025

Trade and accrued royalties receivable	$18,557	$20,992
Deferred milestone payments	2,352	2,779
Prepayments	2,019	1,501
Recoverable royalty generation expenditures and advances	4,366	506
Other receivables and assets	3,132	1,419
Total receivables and other assets	30,426	27,197
Less: current portion	(28,335)	(25,154)
Non-current portion	$2,091	$2,043
Non-current trade receivables and other assets include certain deferred production-based milestones from the Korali-Sud royalty and deferred acquisition costs.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	11

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 6 - Investments
As at September 30, 2026, and December 31, 2025, the Company had the following changes to investments:

	September 30,	December 31,
	2026	2025

Opening balance	$16,115	$2,243
Additions	25,223	16,221
Disposals	(1,378)	(5,231)
Revaluation gains (losses)	(1,024)	2,882
Ending balance	$38,936	$16,115
During the period, the Company purchased $1.0 million in Tether Gold XAU₮ cryptocurrency tokens (Note 15). The fair value of the Tether Gold XAU₮ cryptocurrency tokens as at September 30, 2026 was $1.8 million (December 31, 2025 - $1.1 million).
During the period, the Company acquired an equity interest in Quilla Resources Inc. ("Quilla") for total consideration of $20.0 million.

Note 7 - Royalty Interests
As at and for the nine months ended September 30, 2026:

	Cost				Accumulated Depletion
	Opening (Restated (Note 2))	Additions	Disposals/Impairment	Ending	Opening	Depletion	Ending	Carrying Amount
Royalty Interests
Ballarat, Australia	$9,896	$-	$-	$9,896	$3,067	$1,166	$4,233	$5,663
Balya, Türkiye	25,702	-	-	25,702	258	1,744	2,002	23,700
Bonikro, Cote d'Ivoire	31,800	-	-	31,800	7,194	6,418	13,612	18,188
Cactus, U.S.A.	7,922	-	-	7,922	-	-	-	7,922
Caserones, Chile	132,496	-	-	132,496	1,079	4,603	5,682	126,814
Chapi, Peru	19,722	5,293	-	25,015	-	178	178	24,837
Diablillos, Argentina	31,682	-	-	31,682	-	-	-	31,682
Dugbe, Liberia	16,505	-	-	16,505	-	-	-	16,505
Gediktepe, Türkiye	25,807	-	-	25,807	216	939	1,155	24,652
Karlawinda, Australia	37,166	-	-	37,166	11,278	1,357	12,635	24,531
Korali-Sud, Mali	11,196	-	-	11,196	5,126	-	5,126	6,070
Laverton, Australia	64,263	-	-	64,263	-	-	-	64,263
Leeville, U.S.A.	32,731	-	-	32,731	904	2,695	3,599	29,132
Panuco, Mexico (Note 3)	-	204,240	-	204,240	-	-	-	204,240
Timok, Serbia	194,600	-	-	194,600	524	3,162	3,686	190,914
Vittangi, Sweden	35,353	-	-	35,353	-	-	-	35,353
Wahgnion, Burkina Faso	12,379	-	-	12,379	6,227	-	6,227	6,152
Yenipazar, Turkey	39,445	-	-	39,445	-	-	-	39,445
Other Producing Royalties	11,784	250	-	12,034	1,633	1,139	2,772	9,262
Other Royalty Interests*	104,733	6,307	(677)	110,363	-	-	-	110,363
Total	$845,182	$216,090	$(677)	$1,060,595	$37,506	$23,401	$60,907	$999,688

*Included in Other Royalty Interests is $91.2 million of exploration and evaluation assets as defined by IFRS 6.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	12

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 7 - Royalty Interests (continued)
Western Queen Royalty Conversion
During the period, the Company completed an amendment and restatement of its existing royalty agreement over the Western Queen gold project in Western Australia, owned by Rumble Resources Limited. Under the amended royalty agreement, the Company’s existing nominal per-ounce gold royalty was replaced with an uncapped 2.5% NSR royalty on gold produced from the applicable Western Queen royalty area. As consideration for the amendment, the Company paid Rumble Resources Limited A$5.0 million on closing and, following the satisfaction of certain milestone conditions relating to the execution of qualifying toll treatment arrangements for gold produced from the Western Queen project, paid a further A$5.0 million during the period.
Chapi Royalty Acquisition
On July 15, 2026, the Company completed a $25.0 million investment in Quilla Resources Inc. and its subsidiary, Minera Pampa de Cobre S.A.C., the operator of the Chapi copper project in Peru.
The transaction included the acquisition of an additional perpetual, uncapped 1.0% NSR royalty over the Pampa Negra and Candelaria concessions for consideration of $5.0 million. This increased the Company's existing royalty interest over these concessions from 2.0% to 3.0% NSR, with the royalty on the Candelaria concession stepping down to 2.0% NSR in July 2034. The additional royalty is not subject to any buyback or step-down provisions.
As part of the transaction, the Company also purchased common shares of Quilla through a private placement for consideration of $20.0 million, representing an approximately 9% equity interest in Quilla (Note 6).

Note 8 - Accounts Payable and Accrued Liabilities

	September 30,	December 31,
	2026	2025

Trade payables and accrued liabilities	$10,649	$3,892
Dividends payable	2,165	-
Other payables	3,284	2,772
Total	$16,098	$6,664
During the nine months ended September 30, 2026, the Company granted 14,919 DSUs to independent directors of the Company. These DSUs are cash-settled and only redeemable upon the retirement, resignation or replacement of the director. During the three and nine months ended September 30, 2026, the Company recorded $0.0 million (2025 - $Nil) and $0.3 million (2025 - $Nil) respectively of share-based compensation related to DSUs which was included in other payables.
The following table summarizes information about the DSUs which were outstanding at September 30, 2026:

Number of DSUs

Balance as at December 31, 2025	-
Granted	14,919
Balance as at September 30, 2026	14,919

Note 9 - Warrant Liability
During the year ended December 31, 2025, the Company issued replacement warrants as part of the acquisition of EMX. The terms of the warrants match the outstanding warrants EMX had at the closing of the transaction. These warrants are considered a derivative liability due to the exercise price being denominated in Canadian dollars compared to a US Dollar functional and presentation currency. As at September 30, 2026, the fair value of the warrant liability was $9.4 million (December 31, 2025 - $7.7 million). During the nine months ended September 30, 2026, the Company recognized a loss of $2.4 million (2025 - $Nil) on revaluation of the warrant liability, which was included in the revaluation of financial instruments.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	13

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 9 - Warrant Liability (continued)
The fair value of the warrant liability was estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	September 30,	December 31,
	2026	2025
Risk free interest rate (%)	3.37	2.58
Expected life (years)	0.54	1.28
Expected volatility (%)	66.6	48.2
Dividend yield (%)	0.63	-
During the nine months ended September 30, 2026, there were no changes in the number of warrants outstanding.
The following table summarizes information about the warrants which were outstanding as at September 30, 2026:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
November 13, 2025	1,075,780	1,075,780	15.77	April 14, 2027
Total	1,075,780	1,075,780

Note 10 - Borrowings
Credit Facility
As at December 31, 2025, the Company had a $50.0 million revolving credit facility with National Bank of Canada ("NBC"), Canadian Imperial Bank of Commerce ("CIBC") and Royal Bank of Canada ("RBC"). On February 26, 2026, the Company signed an amendment to the existing credit facility agreement to upsize the existing credit facility to $150.0 million with a $50.0 million accordion feature (the "Amended Facility") with the Bank of Nova Scotia ("BNS") replacing RBC as a lender. Depending on the Company's leverage ratio, amounts drawn on the Amended Facility are subject to interest at SOFR plus 2.25% - 3.50% per annum, and the undrawn portion is subject to a standby fee of 0.50% - 0.78% per annum. The Amended Facility has a term of three years, extendable through mutual agreement between the Company and the lenders. In connection with the execution of the Amended Facility, the Company capitalized transaction costs to be amortized over the term of the Amended Facility. As at September 30, 2026, $1.9 million of unamortized transaction costs relating to the Amended Facility remained outstanding.
The Amended Facility includes a number of financial covenants including maintenance of an interest coverage ratio above 3.00:1.00, maintenance of a net leverage ratio below 3.50:1.00 and maintenance of a net worth relative to that at the date of the Amended Facility plus cumulative net income thereafter. The financial covenants are measured on a quarterly basis. As at September 30, 2026 and December 31, 2025, the Company was in compliance with the terms of the covenants.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	14

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 10 - Borrowings (continued)
The following table summarizes the changes to the Company's borrowings during the nine months ended September 30, 2026:

	September 30,	December 31,
	2026	2025

Opening balance	$-	$2,687
Drawdown on revolving credit facility	30,000	-
Assumed debt on acquisition of EMX	-	25,000
Repayments	-	(28,000)
Amortization of financing costs	390	129
Financing costs reclassified to (from) other assets	(2,300)	184
Ending balance	$28,090	$-
For the nine months ended September 30, 2026, the Company recognized interest expense of $0.5 million (2025 - $0.2 million) on the credit facility which was included in interest and finance expenses.
On October 26, 2026, in connection with the closing of the Orion royalty and stream portfolio acquisition (Note 19), the Company amended its existing revolving credit facility, increasing the committed borrowing capacity from $150.0 million to $250.0 million (the "Upsized Facility"). The Upsized Facility includes an additional $50.0 million accordion feature, providing potential total borrowing capacity of $300.0 million, subject to certain conditions.
The Upsized Facility has a maturity date of October 26, 2029 and bears interest at SOFR plus 2.25% to 3.50% per annum, depending on the Company's leverage ratio. Other material terms remain substantially consistent with the Amended Facility.

Note 11 - Shareholders' Equity
Authorized
As at September 30, 2026, the authorized share capital of the Company was an unlimited number of common shares without par value.
On March 20, 2026, the Company declared a quarterly dividend of $0.03 per common share, amounting to $1.9 million, which was paid in April 2026. On June 18, 2026, the Company declared a second quarterly dividend of $0.03 per common share, amounting to $1.9 million, which was paid in July 2026. On September 17, 2026, the Company declared a third quarterly dividend of $0.03 per common share, amounting to $2.2 million. As at September 30, 2026, the third quarterly dividend was included in accounts payable and accrued liabilities (Note 8) and was subsequently paid.
On June 14, 2026, the Company initiated a new Normal Course Issuer Bid ("NCIB"). Under the new NCIB, Elemental may purchase for cancellation up to 3,222,537 common shares in the capital of the Company over a twelve-month period. During the nine months ended September 30, 2026, 146,029 common shares were repurchased and cancelled for a total cost of $2.3 million.
Stock Options
The Company maintains an incentive compensation plan for stock options, restricted share units ("RSUs") and DSUs. The maximum number of shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The maximum number of common shares reserved for issue to any one person under the plan cannot exceed 5% of the issued and outstanding number of common shares at the date of the grant and the maximum number of common shares reserved for issue to a consultant or a person engaged in investor relations activities cannot exceed 2% of the issued and outstanding number of common shares at the date of the grant. The exercise price of each option granted under the plan may not be less than the Market Price (as that term is defined in the policies of the TSX).

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	15

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 11 - Shareholders' Equity (continued)
The vesting terms of the awards are in the sole discretion of the Board of Directors. Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment, consulting agreement or holding office as a director or officer of the Company.
During the nine months ended September 30, 2026, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)	Weighted Average Life

Balance as at December 31, 2025	2,817,625	$12.18	2.66
Granted	696,692	23.65
Replacement options for Vizsla acquisition	771,681	14.32
Exercised	(683,276)	12.15
Forfeited	(119,415)	22.46
Balance as at September 30, 2026	3,483,307	$14.60	2.57
Exercisable as at September 30, 2026	2,878,538	$12.74	1.80
The following table summarizes information about the stock options which were outstanding at September 30, 2026:

Year of expiry	Number of stock options	Weighted average exercise price (C$)

2027	1,629,688	13.79
2028	182,297	9.58
2029	507,243	10.75
2030	574,935	12.59
2033	589,144	23.69
The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine months ended September 30,
	2026	2025
Risk free interest rate (%)	3.21	2.70
Expected life (years)	2.4	5.0
Expected volatility (%)	54.5	39.0
Dividend yield (%)	0.31	-
During the three and nine months ended September 30, 2026, the Company recorded $0.7 million (2025 - $0.5 million) and $3.3 million (2025 - $1.5 million) respectively of share-based compensation expense related to stock options.
Restricted Share Units
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs vest over a period of three years from the grant date. RSU expense is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the date of grant.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	16

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 11 - Shareholders' Equity (continued)
The following table summarizes information about the RSUs which were outstanding at September 30, 2026:

Number of RSUs

Balance as at December 31, 2025	247,100
Granted	163,839
Settled	(114,279)
Forfeited	(38,724)
Balance as at September 30, 2026	257,936
Vested as at September 30, 2026	12,000
During the three and nine months ended September 30, 2026, the Company recorded $0.4 million (2025 - $0.2 million) and $1.4 million (2025 - $0.5 million) respectively of share-based compensation related to RSUs.

Note 12 - Revenue
During the three and nine months ended September 30, 2026 and 2025, the Company had the following sources of revenue and other income:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Royalty revenue	$19,591	$6,863	$66,882	$27,596
Option, property and other revenue	1,222	-	2,041	-
Total	$20,813	$6,863	$68,923	$27,596
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.
During the three and nine months ended September 30, 2026 and 2025, the Company had the following sources of royalty revenue:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Ballarat	$918	$622	$2,683	$1,709
Bonikro	5,261	2,578	16,420	8,000
Caserones	3,074	-	16,564	-
Gediktepe	584	-	2,278	-
Karlawinda	2,893	2,131	8,811	6,158
Korali-Sud	-	1,047	-	10,208
Leeville	1,573	-	5,759	-
Timok	2,573	-	7,042	-
Other producing royalties	2,590	485	7,032	1,521
Advance royalty payments	125	-	293	-
Total	$19,591	$6,863	$66,882	$27,596

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	17

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 13 - General and Administrative Expenses
During the three and nine months ended September 30, 2026 and 2025, the Company had the following sources of general and administrative expenses:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Salaries, fees and employee benefits	$3,937	$1,222	$10,053	$3,279
Professional fees and consulting fees	1,171	490	3,537	1,092
Marketing and promotion	151	67	435	240
Listing and filing fees	87	117	480	195
Corporate administration	496	254	1,840	751
Project evaluation and transaction related expenses	123	632	809	1,068
Total	$5,965	$2,782	$17,154	$6,625
Certain comparative figures have been reclassified to general and administrative expenses to conform to current year presentation as shown in the tables below:

For the three months ended September 30	As previously reported September 30, 2025	Reclassification	Reclassified September 30, 2025
General and administrative expenses	$2,150	$632	$2,782
Project evaluation	(211)	211	-
Merger transaction costs	843	(843)	-

For the nine months ended September 30	As previously reported September 30, 2025	Reclassification	Reclassified September 30, 2025
General and administrative expenses	$5,557	$1,068	$6,625
Project evaluation	225	(225)	-
Merger transaction costs	843	(843)	-

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	18

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 14 - Royalty Generation Expenses
The Company incurs expenditures to originate and evaluate mineral projects, partner with major and junior mining companies, and selectively retain royalty interests. During the three and nine months ended September 30, 2026 and 2025, the Company had the following royalty generation costs:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025

Administrative costs	$223	$-	$706	$-
Drilling, technical, and support costs	240	-	746	-
Personnel	570	-	2,180	-
Property costs	2,916	-	3,888	-
Professional fees	52	-	140	-
Total Expenditures	4,001	-	7,660	-
Recoveries from partners	(2,593)	-	(3,735)	-
Net Expenditures	$1,408	$-	$3,925	$-
Proposed Divestiture of Royalty Generation Business
On September 21, 2026, the Company announced that it had entered into a non-binding agreement with Carlin East Inc. (“Carlin East”) for the proposed divestiture of its royalty generation business, including certain exploration projects, option agreements and early-stage royalties.
Under the proposed transaction, the Company will receive shares in Carlin East, expected to represent approximately 19.9% of Carlin East following its proposed financing. The Company will also retain a 50% economic interest in existing and future production royalties arising from the transferred agreements and royalties, along with 50% of certain royalty buyback proceeds.

Note 15 - Related Party Transactions
The aggregate values of transactions and outstanding balances relating to key management personnel for the three and nine months ended September 30, 2026 and 2025 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Salaries, fees, benefits and professional fees	$2,425	$583	$5,582	$1,585
Share-based compensation	719	505	3,592	1,369
Total	$3,144	$1,088	$9,174	$2,954
As at September 30, 2026, the Company held $1.8 million (December 31, 2025 - $1.1 million) in Tether Gold XAU₮ cryptocurrency tokens. As at September 30, 2026, $0.1 million (December 31, 2025 - $0.1 million) was due to related parties.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	19

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 16 - Earnings per Share

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income	$3,753	$1,373	$8,434	$4,981
Weighted average number of common shares outstanding - basic	65,740,177	24,608,197	64,731,496	24,671,031
Dilutive effect of stock options and warrants	1,688,221	-	1,691,061	-
Weighted average number of common shares outstanding - diluted	67,428,398	24,608,197	66,422,557	24,671,031
Basic earnings per share	$0.06	$0.06	$0.13	$0.20
Diluted earnings per share	$0.06	$0.06	$0.13	$0.20

Note 17 - Segmented Information
The Company’s business is organized into a single operating segment, consisting of acquiring, managing and generating royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance.
As at September 30, 2026 and December 31, 2025, the Company had royalty interests located geographically as follows:

	North America	South America	Europe	Australia	Africa	Total

Royalty interests
As at September 30, 2026	$276,723	$202,364	$349,258	$118,277	$53,066	$999,688
As at December 31, 2025 (Restated (Note 2))	$75,850	$201,851	$355,812	$114,229	$59,934	$807,676

Note 18 - Financial Instruments
Management of Capital
Management monitors the Company’s financial risk management policies and exposures and approves financial transactions.
The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and risk characteristics of the underlying assets. In order to maintain or adjust the capital structure the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.
The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Company's credit facility. The Company was in compliance with the debt covenants in force as at September 30, 2026. Details of these covenants are included in Note 10. There were no changes in the Company's approach to capital management for the period presented.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	20

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 18 - Financial Instruments (continued)
Fair Value of Financial Instruments
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy based on the degree to which the inputs used to determine the fair value are observable. The three levels of the fair value hierarchy are:
Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs which are supported by little or no market activity.
The levels in the fair value hierarchy into which our financial assets and liabilities that are measured and recognized in the consolidated statement of financial position at fair value on a recurring basis were categorized as follows:

	Fair value as at September 30, 2026
Recurring Measurements	Level 1	Level 2	Level 3	Total

Investments	$5,621	$13,315	$20,000	$38,936
Warrant liability	-	(9,351)	-	(9,351)
Total	$5,621	$3,964	$20,000	$29,585

	Fair value as at December 31, 2025
Recurring Measurements	Level 1	Level 2	Level 3	Total

Investments	$6,839	$9,276	$-	$16,115
Warrant liability	-	(7,684)	-	(7,684)
Total	$6,839	$1,592	$-	$8,431
The carrying value of cash and cash equivalents, current trade receivables and other assets and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.
The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.
The Company holds common shares of a private company which are measured at fair value utilizing non-observable market inputs based on specific company information and general market conditions. The fair value of these common shares was determined based on a recent transaction price and thereby classified within Level 3 of the fair value hierarchy. During the period ended September 30, 2026, no gain or loss was recognized on investments classified as Level 3. A 10% change in the transaction price of the privately held common shares would result in a corresponding $2.0 million change in the total fair value of the investment.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk, commodity risk and currency risk.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash and cash equivalents and accounts receivable relating to royalty revenues and milestone payments. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	21

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 18 - Financial Instruments (continued)
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises primarily from its cash and cash equivalents and variable-rate borrowings under its revolving credit facility. Treasury activities are conducted in accordance with policies and procedures approved and monitored by the Board of Directors to manage the Company's financial risks. As at September 30, 2026, the Company had borrowings outstanding under its revolving credit facility (Note 10). Depending on the Company's leverage ratio, amounts drawn on the facility bear interest at SOFR plus 2.25% to 3.50% per annum, while the undrawn portion is subject to a standby fee of 0.50% to 0.78% per annum.
Based on the variable-rate borrowings outstanding as at September 30, 2026, a 100-basis-point increase or decrease in interest rates would result in an annualized increase or decrease in interest expense of approximately $0.3 million, assuming all other variables remain constant.
Market Risk
Market risks are the risks that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting them or mitigating them through the use of economic strategies.
Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they become due. The Company manages liquidity risk by maintaining sufficient cash balances, monitoring forecasted cash flows and maintaining access to available credit facilities. Management regularly reviews the Company's liquidity requirements, taking into consideration operating cash flows, anticipated expenditures, contractual commitments and financing activities.
The following table summarizes the contractual maturities of the Company's financial liabilities as at September 30, 2026, based on undiscounted contractual cash flows:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Debt	$30,000	$-	$30,000	$-	$-
Finance Lease Obligations	552	204	245	103	-
Interest payments	6,086	2,521	3,565	-	-
Total Contractual Obligations	$36,638	$2,725	$33,810	$103	$-
The amounts presented represent contractual undiscounted cash flows and may differ from the carrying amounts recognized in the consolidated statements of financial position. Interest payments on the Company's revolving credit facility have been estimated using the outstanding principal balance, applicable interest rates and contractual repayment terms as at September 30, 2026.
The Company believes that its existing cash resources, anticipated operating cash flows and available borrowing capacity under its revolving credit facility will provide sufficient liquidity to meet its financial obligations as they become due.
Commodity Price Risk
The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver and copper are the drivers of the Company’s profitability. The Company does not hedge any of its future revenue, in order to provide shareholders with full exposure to changes in the market prices of these commodities.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	22

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
Note 18 - Financial Instruments (continued)
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Pound Sterling, Australian Dollar, Canadian Dollar and US Dollar and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.
Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s non US Dollars denominated monetary assets and liabilities at September 30, 2026, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would not result in a material impact in the Company’s net income. A 10% increase (decrease) of the value of other currencies relative to the US Dollar does not have a material impact on net income.

Note 19 - Event Subsequent to the Reporting Date
On October 26, 2026, the Company completed the acquisition of four royalty and stream interests from funds managed by Orion Mine Finance Management LP (“Orion”) for cash consideration of $188.0 million and the issuance of 3,942,881 common shares. The acquired portfolio includes interests in the Ruby Hill Complex and Granite Creek in Nevada, the Kouroussa Mine in Guinea, the La Negra Mine in Mexico and the Homestake District in South Dakota.
In connection with the acquisition, the Company increased its revolving credit facility and subsequently drew $180.0 million to partially fund the cash consideration. Further details of the credit facility are provided in Note 10.
The acquisition agreement also includes a gold stream on the Snowy River project in New Zealand, which is expected to close separately in the first quarter of 2027, with the remaining $12.0 million of cash consideration payable upon closing.

TSX: ELE / NASDAQ: ELE	Elemental Royalty Corporation	23